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EXHIBIT 12.1

Staples, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended					Nine Months Ended
	January 31, 1998	January 30, 1999	January 29, 2000	February 3, 2001	February 2, 2002	November 3, 2001	November 2, 2002

Consolidated pre-tax income	$249,838	$306,396	$516,374	$244,185	$430,845	$278,328	$400,701
Interest portion of rental expense	61,960	76,969	95,633	115,352	125,942	93,773	99,185
Net interest expense, including amortization of deferred issuance costs	35,334	33,311	22,413	50,667	35,440	28,325	17,713
Less: interest capitalized	(1,387)	(2,254)	(433)	(418)	(1,019)	(1,019)	(7)

Earnings	$345,745	$414,422	$633,987	$409,786	$591,208	$399,407	$517,592

Interest portion of rental expense	$61,960	$76,969	$95,633	$115,352	$125,942	$93,773	$99,185
Net interest expense, including amortization of deferred issuance costs	35,334	33,311	22,413	50,667	35,440	28,325	17,713

Fixed Charges	$97,294	$110,280	$118,046	$166,019	$161,382	$122,098	$116,898

Ratio of Earnings to Fixed Charges	3.55	3.76	5.37	2.47	3.66	3.27	4.43

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  EXHIBIT 12.1